Exhibit 10.32

6400 POPLAR AVENUE MEMPHIS, TN 38197

December 10, 2009

Mr. Maximo Pacheco

International Paper Company

6400 Poplar Avenue

Memphis, TN 38197

Re:	Letter of Understanding for Maximo Pacheco’s Employment

(Including International Assignment in Brussels, Belgium)

Dear Maximo:

The purpose of this letter is to summarize the terms and conditions of your employment with, and temporary international assignment by, International Paper Company (“IP”). The details of many of the benefits we are providing are described in the International Paper Company Global Mobility Policy. This letter is intended to summarize the terms of your employment and also some of those benefits related to your assignment. We recommend that you review and retain the attached copy of the Global Mobility Policy, which contains a full description of the benefits related to your international assignment. To the extent not expressly stated in this letter, the terms of the Global Mobility Policy will be controlling.

Pending approval by the Management Development and Compensation Committee (“MDCC”) of IP’s Board of Directors, you will be performing services as President, IP Europe, Middle East, Africa and Russia, effective January 1, 2010 (the “Effective Date”). In these capacities, your duties and authorities in respect of IP’s operations in Europe, Middle East, Africa and Russia will include all such matters as are customary for a company’s senior executive officer. You will be based in Brussels, Belgium. Your position level (“PL”) will be as previously communicated to you by IP, and may be reviewed by IP’s Chief Executive Officer and the MDCC from year to year in accordance with IP’s customary review procedures (giving particular consideration to changes in your duties and responsibilities and/or any material changes in the nature of IP’s business operations in Europe, the Middle East, Africa or Russia). You will continue to serve as a Senior Vice President of IP.

Each IP employee with an international assignment has both a “Country of Assignment” and a “Home Country”, and these terms will be used to explain benefits throughout this letter. Your “Country of Assignment” will be Belgium and your “Home Country” has been designated as Brazil because you and your spouse have resided in Brazil for the past five years. You and IP will both take certain actions to ensure that you are no longer deemed a resident of Brazil upon your termination of employment as President, IP Brazil, including your resignation from IP Brazil and such other actions as may be recommended. Throughout this letter, we also refer to your “Point of Origin.” Because you are a citizen of Chile and anticipate visiting your home in

Chile during the pendency of this assignment, we have designated your “Point of Origin” as Chile.

The terms and conditions in this letter that relate to the Global Mobility Policy are applicable only for the period of this international assignment. There is one exception, however, which is that you will continue to receive certain tax preparation services and payments that apply to the taxable years of your international assignment.

For the period of this international assignment, you will be placed on the payroll of International Paper Professional Services Corporation (“IPPSC”), which is a wholly owned subsidiary of IP. Even though you will be on the payroll of IPPSC, you will continue to be covered by, and eligible for, the employee benefit plans and policies of IP.

If you have questions about anything contained in this letter, please contact Paul J. Karre, Senior Vice President, Human Resources & Communications, in Memphis, Tennessee.

Overseas Compensation Philosophy

IP’s goal is to make sure that you enjoy a reasonably comparable standard of living in your Country of Assignment as you do in your Home Country. You will receive a copy of your compensation schedule before you leave for your Country of Assignment. You will also receive updates whenever the compensation is adjusted. You will be paid under a split payroll methodology in the U.S. and Belgium. This letter highlights some of the ways we attempt to provide for your comfortable standard of living. Additional benefits for which you will be eligible are described in the Global Mobility Policy.

Base Salary, Variable and Other Annual Compensation

Your base salary will be US$653,050 per year, which is US$54,420.84 per month. Your base salary will be reviewed by IP’s Chief Executive Officer and the MDCC from year to year in accordance with IP’s customary review procedures.

An agreed-upon percentage of your base salary amount will be payable into your U.S. bank account in 12 monthly installments, with one installment payable on the last day of each calendar month. The remaining amount will be payable into your Brussels bank account in 12 monthly installments, with one installment payable on the last day of each calendar month. You may change such percentage no more than three (3) times per year, unless IP otherwise consents.

You will continue to be eligible to receive an award under IP’s Management Incentive Plan (“MIP”) in accordance with the terms of the MIP and based on your PL. Your MIP award will be determined in accordance with normal MIP performance guidelines and, the target 2010 MIP award will be consistent with the MIP structure approved by the MDCC.

You will also continue to be eligible to receive awards under IP’s Performance Share Plan (“PSP”) in accordance with the terms of the PSP, and based on your PL at the time the award is granted (provided that if the Company adopts any other equity-based award program to succeed or replace the PSP, then all references herein to the PSP will be deemed to refer to such program). Your PSP grant will not be affected by the grant of common stock described below, and the target 2010 PSP award will be consistent with the PSP structure approved by the MDCC.

In addition to the PSP awards described above, you will receive a grant of 75,000 restricted shares/units in respect of IP common stock, as will be further described in the grant award agreement to be entered into between you and IP on or about the Effective Date. The restrictions on the shares/units will be removed, and the award will vest, pursuant to the following schedule: (i) 15,000 shares/units will be immediately vested upon grant; (ii) 15,000 shares/units will vest on January 1, 2011, and each anniversary thereafter through January 1, 2014, provided you continue to be employed by IP. Further, the restrictions on the award will be removed, and the award will vest, upon your death or disability, upon the “change of control” of IP, or in the event of termination by IP without Cause. However, if you cease to be an active employee of IP prior to January 1, 2014, for any reason other than death, disability, or termination without Cause, the remaining unvested portion of the shares/units will be forfeited. For purposes of this Agreement, the terms “Cause” and “change of control” shall have the meaning ascribed to such terms in the COC Agreement referred to at the end of this letter; provided that any references to facts existing before or after a “Change of Control” shall be deemed to refer to facts existing during your employment and before any change or modification in the terms of your employment. IP may deduct a sufficient number of shares necessary to cover estimated withholding obligations of any U.S. or foreign tax jurisdiction.

You will also continue to receive equalization payments (the “Equalization Payments”) in the amount of US$155,000 each, payable on January 31, 2010 and January 31, 2011, which will be deposited in your U.S. bank account. You acknowledge and agree that you will not be entitled to receive further such Equalization Payments following any date on which you cease to provide services to IP or an affiliate; and, in no event after January 31, 2011.

Tax Equalization

It is IP’s policy that you should not pay more (or less) in taxes on your compensation than you would be responsible for paying if you were still working in your Home Country. For this reason, we will work with local tax professionals to determine the applicable taxes in both your Home Country and Country of Assignment. You will be required to pay an amount of taxes you would have paid in your Home Country. If your Country of Assignment tax rate is lower than your Home Country tax rate, you may be required to pay additional amounts to IP. IP will pay for all income and similar tax return preparation, filing and audit-related costs and expenses in matters relating to compensation paid by IP (and taxes due) necessary for you in the United States, Brazil, Chile, Belgium, and any other jurisdiction in which you perform services for any IP entity (it being understood that IP will arrange for a “Big Four” international accounting firm to prepare and file such returns in a manner consistent with the services provided for other expatriates of IP.) As previously described to you, IP will pay for tax planning services only to the extent that such services are related to tax consequences of compensation paid to you by IP as an expatriate. Because you anticipate returning to Chile upon your retirement from IP, this includes tax planning services of an accounting firm necessary to avoid double taxation in Chile resulting from your international assignment. Consistent with IP’s Global Mobility Policy, you will be tax equalized on imputed income associated with tax planning services paid by IP on your behalf.

International Paper Health and Welfare Plans

IP will continue to provide your health and welfare benefits. Your medical and dental coverage will be provided by Aetna Global Benefits.

Similarly, you will continue to be eligible for IP’s Executive Supplemental Life Insurance Program (“ESIP”), which is provided to certain other senior vice presidents of IP. Under this program, IP pays the annual insurance premium for the ESIP. Executives are not grossed up on the income tax associated with the imputed income.

International Paper Retirement Plans

You will continue to participate in the Unfunded Supplemental Retirement Plan for Senior Managers (“SERP”). Your benefit under the SERP will be determined under the formula set forth in Section 5(B) of the SERP based on your total period of service with IP and its affiliates, including without limitation, your service for any IP entity in Chile, Brazil and Brussels. To avoid any confusion, the parties agree that your service with IP and its affiliates commenced on April 24, 1994, and has continued without interruption through the date of this letter.

Housing

You will be living in rental housing in your Country of Assignment during your international assignment. IP will pay the actual cost of your rental housing in Brussels, including home security expenses, and all utilities except local and long distance telephone service.

With regard to your housing in your Country of Assignment, it is important to know that IP strongly discourages you from purchasing a house in the Country of Assignment. If you choose to purchase a home in your Country of Assignment, IP will not offer any financial assistance to you at the time of purchase of the residence or at the time you subsequently sell the residence.

Consistent with IP’s Global Mobility Policy, you will be tax equalized on imputed income associated with the housing allowance paid by IP.

Goods and Services Differential Allowance

We recognize that the cost of living in your Country of Assignment may be higher for many everyday items. To assist you in meeting living expenses, IP will provide you with a Goods and Services Differential Allowance. Major areas that we include in determining the amount of the allowance are common, everyday items such as food, household items, domestic help, personal care, clothing, recreation and entertainment. We calculate the allowance based on an amount a family of your size would typically spend on such items. We have calculated your allowance based on your family size of two persons in your Country of Assignment. This monthly allowance will be US$8,036.42.

This net allowance will be a fixed amount for the duration of your international assignment. We will begin paying this allowance on January 1, 2010. You will no longer receive the allowance once you have moved out of your permanent housing in your Country of Assignment. Consistent with IP’s Global Mobility Policy, you will be tax equalized on income associated with the goods and services differential allowance paid by IP.

It is important that you notify us when you move into, and when you leave, your permanent housing in your Country of Assignment. It is also important that you notify us if the number of family members who reside with you full-time in your Country of Assignment changes. You will need to notify Rafael Durand at (901) 419-7851 as soon as one of these events takes place.

Shipment/Storage of Personal Effects

IP expects that you will want to furnish your new residence with many of your personal items. We will pay for the costs to ship your household goods to your Country of Assignment or to your Point of Origin. A representative from AIReS will make all arrangements for shipment and storage on your behalf.

With regard to any pets you may have, we recommend that you not relocate them to your Country of Assignment. However, we realize this is not always possible, so we will reimburse the costs to ship two household pets, if permitted by law, up to US$2,500.

Home Country Automobile(s)

Your personal automobile(s) will not be shipped to your Country of Assignment. If you choose to sell your home country automobile(s), you will be eligible for reimbursement for loss on sale for up to two personal automobiles. The loss on sale amount will be capped at US$3,500 for each automobile.

Automobile in Country of Assignment

You will be provided with an automobile for business use while in your Country of Assignment, with IP responsible for all costs related thereto, including without limitation, maintenance in the ordinary course, third-party liability insurance coverage, and fuel. You will be responsible for paying applicable taxes on the imputed income associated with personal use of the automobile that you may have while in your Country of Assignment.

Annual Home Leave Trips

Annually, you are entitled to one home leave trip for up to four (4) weeks. Your spouse is entitled to three (3) additional home leave trips annually. IP will provide you and your spouse with direct route (if available), business class, round-trip airfare between Brussels and your Point of Origin for each home leave.

Limited but necessary and reasonable travel expenses en route and car rental during periods of home leave will also be covered. Lodging, meals and gasoline for the rental car during periods of home leave will be your responsibility and will not be reimbursed.

Travel for Family Members

IP wants to encourage your children who attend college to visit you during your international assignment. For this reason, we will reimburse the airfare and limited but necessary and reasonable travel expenses for two (2) trips for each child attending college during the school year that either you or your college student may use for a visit.

Cultural Training

IP believes that for you to be as effective as possible, it is important that you understand the customs and manners of your Country of Assignment. For this reason, IP offers cultural training for both you and your spouse. You will be receiving additional information about this training from our international relocation provider, AIReS.

Physical Examinations

Your health is very important to us and IP wants to be sure that you are physically able to take on this international assignment. For this reason, before you leave for your Country of Assignment, you and your spouse will be required to have a basic physical examination, as well as any necessary vaccinations and inoculations as specified by your medical doctor. IP will pay for the costs of the examination and necessary vaccinations or inoculations.

You and your spouse will receive an annual, basic physical examination once you are living in your Country of Assignment. IP will pay the expense of these examinations.

For your continued good health, as soon as possible once you arrive in your Country of Assignment, please establish a relationship with a local doctor and identify a local hospital to assist with any medical needs or emergencies that may arise. It is also important to have readily available information on the blood type, allergic reactions to medications, and other important medical information for you and your immediate family members.

Work and Holiday Schedule

The working hours and holiday schedule will be provided by your Country of Assignment.

Conflicts of Interest

International Paper’s Conflict of Interest Policy as stated in our Code of Ethics continues to apply to you in your Country of Assignment. For this reason, it is critical that you understand that you may not engage in any employment or business enterprises that would in any way conflict with your service to, or the interests of, IP.

Country of Assignment Applicable Laws

In your new position, you are acting, in many ways, as an ambassador of IP to your Country of Assignment. It is critical that you understand that you must comply with all applicable laws in your Country of Assignment, as well as any other country where you are doing business. It is also important that you understand you must refrain from engaging in political activities in your Country of Assignment.

Termination and Severance

In the event your employment with IP is terminated for any reason while you are serving in your international assignment, or upon the end of your international assignment, IP will reimburse the costs to move your household goods and personal effects, as well as travel for you and your spouse, back to your Point of Origin. It is important to note that IP will only pay these costs if you return within 60 days of the termination of your employment. When your employment terminates, you will be required to immediately settle all outstanding advances, including travel, and any other financial arrangements you may have with IP. IP will also reimburse you for legal expenses incurred in connection with your return to your Point of Origin, which must be approved by IP’s Senior Vice President, Human Resources & Communications (such approval not to be unreasonably withheld).

You will be eligible for severance under the International Paper Salaried Severance Plan offered to other senior vice presidents of IP.

International Paper Agreements

As a senior vice president of IP, you have previously entered into certain agreements. The parties agree that the following previously executed agreements remain in full force and effect (collectively, the “Other Continuing Agreements”): (i) Change of Control Agreement, dated October 15, 2008 (the “COC Agreement”); (ii) Non-Competition Agreement dated January 1, 2009; and (iii) Non-Solicitation Agreement dated January 1, 2009.

Indemnification

IP will continue to provide indemnification to you to the same extent provided to other similarly-situated officers in accordance with IP’s By-laws, which provide that IP will indemnify each Officer or Director of IP who is made, or threatened to be made, a party to any action by reason of the fact that he or she is or was serving at the request of IP in any capacity for IP or any other enterprise, to the fullest extent permitted by applicable law. IP will also advance your costs and expenses in respect of any such action pending a final determination of your entitlement to indemnification, provided, however, that you will repay the amount of such advance if it is ultimately be determined that you are not entitled to be indemnified against such costs and expenses.

Letter of Agreement

This letter, together with the compensation awards and plans specifically referenced in this letter, constitute the entire agreement between IP, its affiliates, and you in respect of your employment with IP or its affiliates. This letter supersedes and renders void any oral promises or commitments, and any other agreement, whether written or oral, between you and the Company or any affiliate, including, without limitation, the Amended and Restated Executive Agreement with International Paper Professional Services Corporation and you dated January 1, 2007, and the Amended and Restated Executive Agreement with International Paper do Brasil Ltda. and you dated January 1, 2007, but expressly excluding the Other Continuing Agreements and outstanding PSP grants.

Subject to the terms hereof, your employment may be terminated by either party upon thirty (30) days’ notice to the other party; provided that any provision of this letter providing you with rights to compensation or benefits after your employment term will continue in full force and effect in accordance with the terms described in this letter. This letter may not be modified or amended except by prior written consent of each party.

You and IP are entering into this letter agreement in the State of Tennessee, United States of America. This letter agreement will be subject to the laws of the State of Tennessee and applicable United States federal laws. If any provision of this letter agreement is found to be invalid or unenforceable by reason of law, such invalidity or unenforceability will apply only to those provisions and the other provisions of this letter agreement will remain in effect.

This contract is prepared and may be signed in counterparts, being one document for each party.

INTERNATIONAL PAPER PROFESSIONAL SERVICES CORPORATION

/s/ Rafael Durand Director, Human Resources International and EHS&S

MAXIMO PACHECO MATTE

/s/ Maximo Pacheco Matte Date: December 21, 2009

Acknowledged and Agreed:

INTERNATIONAL PAPER COMPANY

/s/ Paul J. Karre
Paul J. Karre SVP, Human Resources & Communications Date: December 10, 2009